Exhibit 3.1

Certificate of Amendment of

Certificate of Designations of

PREFERENCES, RIGHTS AND LIMITATIONS OF

Series X NON-VOTING Convertible Preferred Stock of

ENVUE MEDICAL, INC.

Pursuant to Section 242 of the

Delaware General Corporation Law

This Certificate of Amendment to the Certificate of Designations of Preferences, Rights and Limitations of Series X Non-Voting Convertible Preferred Stock (the “Amendment”) is dated as of October 8, 2026.

WHEREAS, the board of directors (the “Board”) of ENvue Medical, Inc., a Delaware corporation (the “Company”), pursuant to the authority granted to it by the Company’s Certificate of Incorporation (the “Certificate of Incorporation”) and Section 151(g) of the Delaware General Corporation Law (the “DGCL”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 57,720 authorized shares of preferred stock, classified as Series X Non-Voting Convertible Preferred Stock (the “Preferred Stock”) and the Certificate of Designations of Preferences, Rights and Limitations of the Preferred Stock (the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on February 14, 2025, evidencing such terms;

WHEREAS, (i) pursuant to Section 4.1 of the Certificate of Designations, the Certificate of Designations or any provision thereof may not be amended without the affirmative vote or written approval, agreement or waiver of the holders of seventy percent (70%) of the then outstanding shares of the Preferred Stock (the “Required Holders”), and (ii) pursuant to Section 4.2 of the Certificate of Designations, any vote or written approval, agreement or waiver required or permitted under Section 4.1 may be taken at a meeting of the holders of the Preferred Stock or through a written consent executed by the Required Holders;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on October 8, 2026, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 151 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1. Section 2 of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

“6.3 Conversion Price and Conversion Ratio. The conversion price for the Preferred Stock shall equal $0.50 (the “Conversion Price”), subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations, stock issuances and other similar transactions of the Common Stock that occur after the Original Issue Date as set forth in 7 hereof. The “Conversion Ratio” for each share of Preferred Stock shall be the Stated Value divided the Conversion Price issuable upon the conversion (the “Conversion”) of each share of Preferred Stock, subject to adjustment as provided herein.”

2. Section 7.6 of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

“7.6 Subsequent Equity Sales. If the Corporation or any Subsidiary thereof, as applicable, at any time while the shares of Preferred Stock are outstanding, shall sell, enter into an agreement to sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents, at an effective price per share less than the Conversion Price then in effect (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (it being understood and agreed that if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is less than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance at such effective price), then simultaneously with the consummation (or, if earlier, the announcement) of each Dilutive Issuance the Conversion Price shall be reduced and only reduced to equal the Base Share Price. If the Corporation enters into a Variable Rate Transaction, the Corporation shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised on the date the Corporation enters into such Variable Rate Transaction, to the extent calculable, and at each date the Corporation issues securities pursuant to such Variable Rate Transaction. For the avoidance of doubt and notwithstanding the foregoing, in the event the Conversion Price has been adjusted pursuant to this Section 7.6 and the Dilutive Issuance that triggered such adjustment does not occur, is not consummated, is unwound, or is canceled after the fact for any reason whatsoever, the Conversion Price shall remain at the reduced price.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this 8th day of October, 2026.

ENvue Medical, Inc.

/s/ Doron Besser
By:	Doron Besser, M.D.
Its:	Chief Executive Officer